Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On June 10, 2011, Exelon distributed the attached newsletter to its employees regarding the merger integration process.

Exelon Constellation Energy

6/9/2011 Integration Formation

A Note from Ron & Steve

Welcome to the first issue of IN, the official integration newsletter for Exelon and Constellation Energy. This bi-weekly publication is designed to be a key resource for merger-specific information and critical developments as we move through the integration process. A key tenet of integration success is ensuring all employees know how integration is progressing and what all of it means for each of us . During the coming weeks, you will see this and other communications outlining the steps for successful integration, milestones along the way and more about Exelon and Constellation.

On June 1 and 2, members of the Exelon/Constellation Integration Team attended the official integration kick-off meeting in Baltimore. Representatives from business areas across both companies joined together to learn more about the journey ahead, including details on the process by which the integration will be managed. Over the course of the two days, the integration team members received guidance on anti-trust compliance and confidentiality, lessons learned from previous mergers and acquisitions, communication principles and the integration framework. This meeting was the first step in the collaborative planning process for the integration of our two companies.

Our goal is simple: To keep you as informed as possible. We look forward to leading the integration efforts and with the help of the integration team, are confident that together we will create the nation’s #1 competitive energy company.

Ron DeGregorio Chief Integration Officer, Exelon

Steve Woerner

Chief Integration Officer,

Constellation Energy

Exelon-Constellation:

A great combination for Maryland

As employees, you’ll often be asked about the Exelon-Constellation merger – in this and future editions of IN, we’ll work to make sure you have the answers to these questions.

Q: Who benefits from the merger? What is the impact on Maryland?

A: The Exelon-Constellation merger makes strategic sense and benefits shareholders of both companies, but it also offers significant benefits to BGE customers, the City of Baltimore and the State of Maryland:

Rate credits for BGE customers and increased low-income customer assistance. Within 90 days after closing the merger, each BGE residential customer will receive a $100 rate credit. Exelon will also fund $5 million for the State of Maryland’s Electric Universal Service Program (EUSP). Over the long term, BGE customers will benefit from the sharing of best practices with Exelon’s other utilities, ComEd and PECO, in areas that include safety, reliability, efficiency and customer service.

Baltimore headquarters company’s growth engine. Exelon’s marketing arm, Power Team, will be combined with Constellation’s wholesale and retail marketing business under the Constellation brand and, along with the companies’ renewable energy development business, will be headquartered in Baltimore. To house these growing businesses, Exelon will build or refurbish an office center in Baltimore to LEED standards.

BGE’s electric and gas operations will continue to be managed locally from the utility’s existing Baltimore headquarters.

Investment in programs

Maryland’s sustainability. Exelon will provide $4 million to support the objectives of the EmPower Maryland Energy Efficiency Act and $10 million to spur development of Maryland’s electric vehicle infrastructure, and Exelon will invest in the development of 25 MW of new renewable generation in the state at an expected cost of $50 million.

In addition, Exelon has agreed to maintain Constellation’s/BGE’s charitable giving and traditional local community support in Maryland at its current level for at least 10 years following closing of the merger.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Summer Milestones

May 20: FERC Filing Official Integration kick-off meeting May 23: Integration Core Team & Business Area Teams announced

May 25: Maryland Public Service Commission filing Q3 – expect to seek shareholder approval May 30: DOJ Hart-Scott-Rodino filing

May 2011 June 2011 August 2011

INTEGRATION INFORMATION 6/9/2011

The Companies' Utilities

BGE

- 1.2 million electric customers
- 700,000 gas customers
- Service territory: 2,300 sq mi
- 2011E rate base: $3.9 billion
- Peak load: 7,198 MW
- Headquarters: Baltimore, MD
- Kenneth W. DeFontes, Jr., President & CEO

ComEd – An Exelon Company

- 3.8 million electric customers
- Service territory: 11,300 sq mi
- 2011E rate base: $9.3 billion
- Peak load: 23,613 MW
- Headquarters: Chicago, IL
- Frank M. Clark, Chairman & CEO
- Anne R. Pramaggiore, President & COO

PECO – An Exelon Company

- 1.6 million electric customers
- 500,000 gas customers
- Service territory: 2,100 sq mi
- 2011E rate base: $5 billion
- Peak load: 8,932 MW
- Headquarters: Philadelphia, PA
- Denis P. O'Brien, President & CEO

Look for more information on these and other Exelon and Constellation operating companies in future editions of IN.

Meet Chris Crane and Mayo Shattuck



As part of the April 28 merger announcement, **Christopher M. Crane** was named to become president and CEO of the combined company. Chris, currently president and chief operating officer of Exelon Corporation and president of Exelon Generation, has worked in the nuclear industry for 30 years.

Chris joined Exelon (then ComEd) in 1998, and was named chief nuclear officer of Exelon in 2004, after having played a key role in the dramatic turnaround of ComEd's nuclear performance and the development of Exelon's proprietary Nuclear Management Model: a codification of industry-leading operational, safety, management, regulatory, workforce and financial practices.

Chris assumed responsibility for Exelon's fossil, hydro and renewables facilities, in addition to the nuclear fleet, in 2007 and was named to his current position in 2008. In addition to generation, he directs the work of Exelon's power trading organization, corporate development functions and corporate transmission activities. Prior to joining Exelon, Chris worked in new plant start-up at the Comanche Peak Nuclear Power Plant in Texas and Palo Verde Nuclear Generating Station in Arizona and served as Browns Ferry site vice president for Tennessee Valley Authority.

In addition to his Exelon responsibilities, Chris gives generously of his time and expertise to a variety of industry organizations. He is a member of the board of directors of the Institute of Nuclear Power Operations (INPO) and the executive committee of the Nuclear Energy Institute, chairman of the World Nuclear Association, which promotes the peaceful worldwide use of nuclear energy, and is a member of the board of the Foundation for Nuclear Studies.



As part of the merger announcement, **Mayo A. Shattuck III** was named to become Executive Chairman of the combined company. Mayo was appointed President and Chief Executive Officer of Constellation in November 2001, and was elected Chairman of the Board in July 2002. Constellation is a Fortune 200 company that owns energy-related businesses, including a wholesale and retail power marketing and merchant generation business in North America and Baltimore Gas and Electric Company, which serves 1.2 million customers throughout Central Maryland. Prior to joining Constellation, Mayo was with Deutsche Bank, where he served as Chairman of the Board of Deutsche Banc Alex Brown as well as Global Head of Investment Banking and Global Head of Private Banking.

From 1997 to 1999, Mayo served as Vice Chairman of Bankers Trust Corporation, which merged with Deutsche Bank in June 1999. From 1991 until 1997, Mayo was President and Chief Operating Officer and a Director of Alex. Brown Inc., which merged with Bankers Trust in September 1997.

Mayo currently serves as a Director of Gap Inc. and is Chairman of its Audit and Finance Committee and is a Director of Capital One Financial Corporation, where he serves as Chairman of its Compensation Committee. Mayo also is a member of the board of Edison Electric Institute (EEI), and in March 2011, was re-elected Chairman of the Board of the Institute of Nuclear Power Operations (INPO). Additionally, Mayo is a member of the Board of Trustees of Johns Hopkins Medicine and is Chairman of the Board of Visitors of the University of Maryland, Baltimore County.

Mayo and his wife, Molly, have been generous contributors to the Maryland community. Strong supporters of the United Way of Central Maryland (UWCM) for many years, both will be serving as chairs of the 2011 UWCM campaign. Previously, Mayo ran the Toqueville Society campaign for UWCM and accepted the prestigious Fleur-de-Lis National Award from United Way in 1997 for leading this highly successful campaign.

Feedback

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and comments to:

Exelon employees:
IntegrationOffice@exeloncorp.com

Constellation employees:
IntegrationOffice@constellation.com

INTEGRATION INFORMATION 6/9/2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private

Securities Litigation Reform Act of 1995. Words such as “may,” “will,”

“target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s ITEM 7. Management’s Discussion and Analysis of Financial Condition and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, and Results of Operations and (c) Part I, Financial Information, ITEM Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7.

Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 5398, or from Constellation Energy Group, Inc., Investor Relations, holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

© Exelon Corporation, 2011

© Constellation Energy Group, 2011